UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: August 2018

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York , New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

Motif Bio Announces FDA ACCEPTANCE OF NEW DRUG APPLICATION WITH PRIORITY REVIEW FOR ICLAPRIM FOR TREATMENT OF ACUTE BAcTERIAL SKIN AND SKIN STRUCTURE INFECTIONS

                On August 14, 2018, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, to announce that the U.S. Food & Drug Administration (FDA) has accepted for filing the New Drug Application (NDA) for iclaprim, a targeted, Gram-positive investigational antibiotic, for the treatment of acute bacterial skin and skin structure infections (ABSSSI). This means that the FDA has determined that the application is sufficiently complete to perform a substantive review. The NDA has been granted Priority Review, and the FDA has set a target decision date under the Prescription Drug User Fee Act (PDUFA) of February 13, 2019.

The information contained in this report on Form 6-K, excluding the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated August 14, 2018, entitled “Motif Bio Announces FDA Acceptance of New Drug Application with Priority Review for Iclaprim for Treatment of Acute Bacterial Skin and Skin Structure Infections.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: August 14, 2018	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer